Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of MultiPlan Corporation on Form S-8 of our report dated January 29, 2020, except for Note 8, as to which the date is February 14, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Churchill Capital Corp III as of December 31, 2019 and for the period from October 30, 2019 (inception) through December 31, 2019, appearing in the Prospectus of MultiPlan Corporation that was filed on November 17, 2020. We were dismissed as auditors on November 13, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

December 10, 2020